UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PANDORA MEDIA, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

698354107
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698354107

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 19,066,942*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 19,066,942*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,066,942*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.3%*†
14.	Type of Reporting Person (See Instructions): PN, IA

(*)	See Item 5.
†
Includes all Shares (as defined in Item 1 below) beneficially owned by all Reporting Persons and excludes cash-settled swaps disclosed in Item 5 referencing economic exposure comparable to 3,695,715 additional Shares, which, if aggregated with such beneficially owned Shares, represent an aggregate economic interest in 22,762,657 Share equivalents representing 9.95% of the outstanding Shares.

CUSIP No. 698354107

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 19,066,942*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 19,066,942*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,066,942*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.3%*†
14.	Type of Reporting Person (See Instructions): IN, HC

(*)	See Item 5.
†
Includes all Shares (as defined in Item 1 below) beneficially owned by all Reporting Persons and excludes cash-settled swaps disclosed in Item 5 referencing economic exposure comparable to 3,695,715 additional Shares, which, if aggregated with such beneficially owned Shares, represent an aggregate economic interest in 22,762,657 Share equivalents representing 9.95% of the outstanding Shares.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Shares”), of Pandora Media, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2101 Webster Street, Suite 1650, Oakland, CA 94612.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is controlled by Mr. Meister.  The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.  The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.  A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The Reporting Persons used the working capital of the Corvex Funds to purchase the 9,923,142 Shares reported herein and to acquire the physically-settled call options referenced in Item 5.  The total purchase price for the Shares reported herein was approximately $112,703,699 and the purchase price to acquire such call options was approximately $23,924,088.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The Reporting Persons acquired the Shares and options over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment.

Over the past several months, the Reporting Persons have had discussions with the Issuer to express the Reporting Persons’ views as to the Issuer’s business and strategies, including the need to explore the value to shareholders that could be realized in a sale transaction, and to evaluate that against other options, including the risk-adjusted value of continuing to operate on a stand-alone basis.

On May 16, 2016, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”).  The Letter is filed as Exhibit 3 and is incorporated herein by reference.

The Reporting Persons and their representatives expect to continue to have conversations with the Issuer and may also have conversations with third parties, including other companies within or outside of the Issuer’s industry, as well as shareholders of the Issuer and others.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate.  These actions may include, without limitation:  (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 9,923,142 Shares and 9,143,800 Shares underlying the call options referenced below in this Item 5, which collectively represent approximately 8.3% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 19,066,942 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 228,777,595 Shares outstanding as of April 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016.

The call options referenced above are over-the-counter market American-style call options referencing an aggregate of 9,143,800 Shares, which have an exercise price of $6.80 per Share and expire on March 31, 2017.

In connection with the above referenced call options, Corvex sold in the over-the-counter market European-style put options referencing an aggregate of 9,143,800 Shares at an exercise price of $6.80 per Share, which expire on the earlier of March 31, 2017, or the date on which the corresponding American-style call option described above in this Item 5 is exercised.

The Reporting Persons' advised Corvex Funds have entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 3,695,715 Shares (representing economic exposure comparable to 1.62 percent of the outstanding Shares).  Under the terms of the swaps, (i) the relevant Corvex entity will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Corvex entity any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Corvex Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

The Reporting Persons may be deemed to beneficially own $15,000,000 principal amount of the Issuer’s 1.75% Convertible Senior Note due 2020, which is convertible into Shares at a conversion ratio of 60.905 Shares per $1,000 principal amount (the “Convertible Note”).  The Reporting Persons cannot currently convert the Convertible Note into Shares as its convertibility is subject to certain material contingencies outside the control of the Reporting Persons, and the Issuer has the option in its sole discretion to settle a conversion of the Convertible Note in cash rather than Shares, and as a result the Reporting Persons do not consider the Shares underlying the Convertible Note as being beneficially owned by them.

(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

Exhibit 3	Letter to the Board of Directors of Pandora Media, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2016	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: May 16, 2016	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister